Exhibit 99.11 (b)

Wardrop, A Tetra Tech Company

March 31, 2011

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2010, which is being filed as an exhibit to and incorporated by reference in the 40-F.  Reference is also made to the Registration Statement on Form F-10 (Registration No. 333-164530, the “F-10”) of the Company which incorporates by reference the information contained in the AIF and the 40-F.

I, John Huang, Ph.D, P.Eng., on behalf of myself and Wardrop, A Tetra Tech Company, hereby consent to the references to, and the information derived from, the following report and to the references, as applicable, to my name and Wardrop, A Tetra Tech Company’s name in connection with the following report in the AIF, the 40-F and the F-10: January 2011 Mineral Resource Estimate, Courageous Lake Project, Northwest Territories, Canada dated March 15, 2011.

Yours truly,

/s/ John Huang
John Huang, Ph.D, P.Eng.